Exhibit 99.16(12)

One International Place, 40th Floor 100 Oliver Street Boston, MA 02110 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com

August 20, 2021

Board of Trustees

Forethought Variable Insurance Trust

10 West Market Street, Suite 2300

Indianapolis, Indiana 46204

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to each of the funds identified on Appendix A attached hereto as an acquired fund (the “Acquired Fund”), each a separate series of Forethought Variable Insurance Trust (the “Trust”), a Delaware statutory trust, to the holders of the shares of common stock (the “Acquired Fund Shares”) of the Acquired Fund (the “Acquired Fund Shareholders”), and each of the funds identified on Appendix A attached hereto as a corresponding acquiring fund  (the “Acquiring Fund”), each a separate series of the Trust, in connection with the proposed transfer of all of the assets of Acquired Fund to Acquiring Fund in exchange solely for shares of common stock of Acquiring Fund (“Acquiring Fund Shares”) and the assumption of all liabilities of Acquired Fund by Acquiring Fund, followed by the distribution of such Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Agreement and Plan of Reorganization (the “Plan”) dated as of August 20, 2021, executed by the Trust on behalf of the Acquired Funds and the Acquiring Funds.

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) the facts and representations contained in the letter dated as of the date hereof addressed to us from the Trust on behalf of the Acquiring Funds, (3) the facts and representations contained in the letter dated as of the date hereof addressed to us from the Trust on behalf of the Acquired Funds, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof.  This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan referred to above.

Based upon the foregoing, it is our opinion that for federal income tax purposes:

1.              The acquisition by Acquiring Fund of all of the assets of Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption of all liabilities of Acquired Fund by Acquiring Fund followed by the distribution of Acquiring Fund Shares to the Acquired Fund Shareholders in exchange for their Acquired Fund Shares in complete liquidation and termination of Acquired Fund will constitute a tax-free reorganization under Section 368(a) of the Code.

2.              Acquired Fund will not recognize gain or loss upon the transfer of all of its assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and the assumption of all liabilities of Acquired Fund, except that Acquired Fund may be required to recognize gain or loss with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code.

3.              Acquired Fund will not recognize gain or loss upon the distribution to its shareholders of the Acquiring Fund Shares received by Acquired Fund in the Reorganization.

4.              Acquiring Fund will recognize no gain or loss upon receiving the assets of Acquired Fund in exchange solely for Acquiring Fund Shares and the assumption of all liabilities of Acquired Fund.

5.              The adjusted basis to Acquiring Fund of the assets of Acquired Fund received by Acquiring Fund in the Reorganization will be the same as the adjusted basis of those assets in the hands of Acquired Fund immediately before the exchange.

6.              Acquiring Fund’s holding periods with respect to the assets of Acquired Fund that Acquiring Fund acquires in the Reorganization will include the respective periods for which those assets were held by Acquired Fund (except where investment activities of Acquiring Fund have the effect of reducing or eliminating a holding period with respect to an asset).

7.              The Acquired Fund Shareholders will recognize no gain or loss upon receiving Acquiring Fund Shares solely in exchange for Acquired Fund Shares.

8.              The aggregate basis of the Acquiring Fund Shares received by an Acquired Fund Shareholder in the Reorganization will be the same as the aggregate basis of Acquired Fund Shares surrendered by the Acquired Fund Shareholder in exchange therefor.

9.              An Acquired Fund Shareholder’s holding period for the Acquiring Fund Shares received by the Acquired Fund Shareholder in the Reorganization will include the holding period during which the Acquired Fund Shareholder held Acquired Fund Shares surrendered in exchange therefor, provided that the Acquired Fund Shareholder held such shares as a capital asset on the date of Reorganization.

We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

Very truly yours,

/s/ Dechert LLP

Dechert LLP

Appendix A

Acquired Fund	Corresponding Acquiring Fund
Global Atlantic BlackRock Disciplined U.S. Core Portfolio	Global Atlantic BlackRock Disciplined Core Portfolio
Global Atlantic Goldman Sachs Global Equity Insights Portfolio	Global Atlantic BlackRock Disciplined International Core Portfolio
Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio	Global Atlantic BlackRock Disciplined Growth Portfolio
Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio	Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio
Global Atlantic BlackRock Disciplined Small Cap Portfolio
Global Atlantic Goldman Sachs Dynamic Trends Allocation Portfolio	Global Atlantic Balanced Managed Risk Portfolio
Global Atlantic PIMCO Tactical Allocation Portfolio	Global Atlantic Wellington Research Managed Risk Portfolio